EXHIBIT 15.1

To the Partners of

Icahn Enterprises L.P.

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited consolidated interim financial statements of Icahn Enterprises L.P. and Subsidiaries as of March 31, 2013, and for the three-month periods ended March 31, 2013 and 2012, as indicated in our report dated May 3, 2013; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which was included in your Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, is being used in this Registration Statement.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ Grant Thornton LLP

New York, New York

May 3, 2013